UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  SEPTEMBER 13, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                           BARADERO RESOURCES LIMITED
                         #1305 - 1090 W. GEORGIA STREET,
                             VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: BRH / OTCBB: BRHAF

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NEWS RELEASE                                                  SEPTEMBER 13, 2005



              RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


Mr. Nick DeMare, President, is pleased to report that all resolutions have been passed at the Company's Annual and Special Meeting that was held on September 12, 2005. The Company anticipates closing of the acquisition on September 14, 2005. oo

ON BEHALF OF THE BOARD

/s/ NICK DEMARE"
---------------------
Nick DeMare, President















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